Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 23, 2006)	Registration No.: 333-125423

ASHFORD HOSPITALITY TRUST, INC.

PROSPECTUS SUPPLEMENT NO. 1 TO

SUPPLEMENT, DATED MAY 23, 2006

Up to 2,887,603 Shares

Common Stock, $0.01 Par Value

This prospectus supplement updates the prospectus dated May 23, 2006, relating to the issuance from time to time of up to 2,887,603 shares of our common stock, $0.01 par value per share, to holders of units of limited partnership interest in our operating partnership.  We may issue the common stock covered by the prospectus to the holders of units to the extent that they redeem their units and we elect to issue common stock in connection with the redemption. We may also elect to pay cash for redeemed units in lieu of issuing common stock.  These persons are referred to in the prospectus and this prospectus supplement as selling stockholders.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

Our common stock is listed on the NYSE under the symbol “AHT.”  On December 12, 2014, the last sale price of our common stock, as reported on the NYSE, was $10.16.

You should carefully read and consider the risk factors under Item 1A beginning on page 11 in our Annual Report on Form 10-K for the year ended December 31, 2013 for risks relating to investments in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 15, 2014

PROSPECTUS SUPPLEMENT

The information set forth under the caption “Selling Stockholders” in the prospectus is amended and restated in its entirety as follows:

SELLING STOCKHOLDERS

This prospectus relates to the offer and resale, from time to time, of up to 2,887,603 shares of our common stock by the selling stockholders described below:

We may issue up to 2,887,603 shares of the common stock covered by this prospectus in exchange for units of limited partnership interest in our operating partnership if and to the extent that the holders of the units redeem the units and we elect to issue shares of common stock in exchange for such units.  For purposes of this prospectus, we are assuming the historical conversion ratio of one share of common stock for each limited partnership unit redeemed; however, the current conversion ratio is formulaic and results in the issuance of less than one share of our common stock for each limited partnership unit redeemed.  No fractional shares will be issued.  The persons receiving shares of our common stock upon the redemption of units, and their respective pledgees, donees, and other successors in interest, may offer and resell such shares from time to time pursuant to this prospectus.

The following table sets forth certain information with respect to the selling stockholders and their ownership of shares of our common stock, based on our corporate records as of December 12, 2014.  The registration statement of which this prospectus is a part shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale by such registration statement by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.  Although the selling stockholders may sell none, some or all of the shares offered hereby, and although there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, for purposes of the table set forth below, we have assumed that each selling stockholder will sell all of the shares of such stockholder offered by this prospectus.

	Shares Beneficially Owned Prior to the		Shares Being Offered for Resale under this	Shares Beneficially Owned Following the Offering (1)(2)
Name	Offering (1)		Prospectus	Shares	Percent
Dartmore, L.P. (3)	6,981,966	(4)	781,571	6,200,395	6.9%
1080 Partners, L.P. (5)	5,189,942	(6)	781,571	4,408,371	4.9%
Martin L. Edelman (7)	141,511		92,711	48,800	*
FGT, L.P.	1,004,306		1,004,306	—	*
Emily Landau	117,535		117,535	—	—
David Kimichik (8)	1,213,744		45,788	1,167,956	1.3%
David A. Brooks Chief Operating Officer and General Counsel	1,931,271	(9)	45,788	1,885,483	2.1%
Mark Nunneley Chief Accounting Officer	927,805	(10)	18,333	909,472	1.0%
Total	17,508,080		2,887,603	14,620,477

*	Less than 1.0 percent.

(1)

Includes both direct and indirect ownership of shares of common stock and operating partnership units (which are redeemable for cash or, at our option, shares of our common stock) by the selling stockholder. Indirect ownership includes shares of common stock and operating partnership units that are held by entities 100% of which are owned or controlled by the beneficial owner of the selling stockholder.

(2)

Assumes the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of our common stock issued in exchange for units of only such selling stockholder. Also assumes that no transactions with respect to our common stock or units occur other than the exchange and resale by such selling stockholder.

(3)	Dartmore, L.P. is beneficially wholly-owned by Mr. Monty J. Bennett, our Chief Executive Officer and Chairman of our board of directors.

(4)

Includes 1,193,501 shares of common stock owned directly or indirectly by Mr. Monty J. Bennett, the 100% beneficial owner of Dartmore, L.P.; 4,763,465 shares of common stock that are issuable (directly or indirectly) to Mr. Bennett; and 1,025,000 shares of our common stock that are issuable to Ashford Financial Corporation, an entity controlled by Mr. Bennett. With respect to the shares of common stock that are issuable, such shares are issuable, at our option, upon redemption of units of our operating partnership.

(5)

1080 Partners, L.P. is beneficially wholly-owned by Mr. Archie Bennett, Jr., who served as the Chairman of our board of directors until January 2013 and currently holds the honorary title of chairman emeritus.

(6)

Includes 1,593,914 shares of common stock owned directly or indirectly by Mr. Archie Bennett, the 100% beneficial owner of 1080 Partners, L.P., and 3,596,028 shares of our common stock that are issuable (directly or indirectly) to this selling stockholder, at our option, upon redemption of units of our operating partnership.

(7)	Martin L. Edelman served on our board of directors from August 2003 until May 2014.

(8)	David Kimichik served as our Chief Financial Officer from August 2003 until June 2014.

(9)

Includes 356,734 shares of our common stock owned directly by Mr. Brooks and 1,574,537 shares of our common stock that are issuable to this selling stockholder, at our option, upon redemption of units of our operating partnership.

(10)

Includes 197,581 shares of our common stock owned directly by Mr. Nunneley and 730,224 shares of our common stock that are issuable to this selling stockholder, at our option, upon redemption of units of our operating partnership.